UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Whitecap Enterprises II, LLC

Legal status of Issuer:

      Form:

      LLC

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      April 7, 2015

Physical Address of Issuer:

156 Alexandria Pike, Warrenton, VA, 20186 United States

Website of Issuer:

https://powertrucksusa.com

Current Number of Employees: 6

	Most recent fiscal year-end (2023) *	Prior fiscal year-end (2022) *
Total Assets	$1,273,992.19	$1,448,518.99
Cash & Cash Equivalents	$33,749.22	$75,306.14
Accounts Receivable	$94,813.28	$118,342.66
Short-term Debt	$492,490.81	$155,176.53
Long-term Debt	$1,143,366.88	$1,820,053.87
Revenues/Sales	$1,915,889.37	$2,309,160.19
Cost of Goods Sold**	$1,033,100.33	$1,434,136.95
Taxes Paid	$0	$0
Net Income	($336,484.18)	($19,389.22)

* Financials represent the consolidated figures for the Company and all of its Subsidiaries
**Figure represents Costs of Sales



April 24, 2024

FORM C-AR

Whitecap Enterprises II, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Whitecap Enterprises II, LLC, a Delaware limited liability company ("**Whitecap,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://powertrucksusa.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Whitecap Enterprises II, LLC is a truck accessories business, formed in Delaware as a limited liability company on April 7, 2015. The Company conducts its business through its wholly-owned subsidiaries: Power Trucks USA (Warrenton), LLC, a Delaware limited liability company formed on September 18, 2018; Power Trucks USA IP LLC a Delaware limited liability company formed on December 7, 2020; and Power Trucks USA Franchising LLC a Delaware limited liability company formed on December 7, 2020 (the "Subsidiaries"). A discussion of each of the Subsidiaries and how they contribute to our business is discussed in the Business Section of this Form C-AR.

The Company is located at 156 Alexandria Pike, Warrenton, VA, 20186 United States

The Company's website is https://powertrucksusa.com

The Company conducts business in Virginia, Maryland, and the District of Columbia.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/power-trucks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. Our business operations were slowed throughout the first five months of 2020 by COVID-19. Our revenue declined and we experienced some delay in our supply chain. By the third quarter of 2020, our revenue began to increase, and we have seen steady improvements in our revenue since then. To combat the delays in our supply chain caused by COVID-19, we have over-ordered parts, and have kept an inventory of parts and products.

The Company is not currently registered to do business in Virginia.

The Company is not currently registered to do business in Virginia. Failure to obtain a business license could subject the Company to fines, fees, and other penalties including back taxes. Such penalties could affect the financial health of the Company.

The failure to comply with applicable franchise laws could have a material adverse effect on our financial condition and results of operations.

We are subject to federal and state laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of franchises and the regulation of the franchisor—franchisee relationship. Our failure to comply with these laws could subject us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, we may become subject to litigation with, or other claims filed with state or federal authorities by, franchisees based on alleged unfair trade practices, implied covenants of good faith and fair dealing, payment of royalties, location of shops, advertising expenditures, franchise renewal criteria or express violations of agreements. There can be no assurance that compliance problems will not be encountered from time to time, or that material disputes will not arise with one or more franchisees. Accordingly, our failure to comply with applicable franchise laws and regulations could have a material adverse effect on our financial condition and results of operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized Membership Units to issue Membership Units to investors upon the conversion of any security convertible into Membership Units, including the Securities.

Currently, our authorized Membership Units consist of 2,169,333 Class A Units, all of which are issued and outstanding and 554,832 Class P Membership Units. Unless we increase our authorized Membership Units, we may not have enough authorized Membership Units to be able to obtain funding by issuing Membership Units or securities convertible into Membership Units. We may also not have enough authorized Membership Units to issue Membership Units to investors upon the conversion of any security convertible into Membership Units, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the Managers, its executive officers and key employees.

In particular, we are dependent on Jeffrey Shiring, our Managing Member., and Jeremiah Fiel, our CEO. The loss of any member of the Managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order

5

against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Whitecap Enterprises II, LLC through its Subsidiary, Power Trucks USA LLC (Warrenton), sells and installs after-market truck accessories for medium and light duty trucks and other light duty vehicles. These accessories are installed on vehicles to enhance appearance or performance and can be for personal, recreational, and business purposes. Examples of the accessories include tires and rims, lift kits, towing packages and trailers, bed-lines or covers, light kits, chrome vanity upgrades, and any number of performance-enhancing items. Power Trucks USA LLC (Warrenton) is our flagship store, and we plan to use it as a model for future franchises. Power Trucks USA Franchising, LLC will be the entity that holds all future franchises as subsidiaries. Power Trucks USA IP, LLC is a Subsidiary entity that holds the Company's intellectual property. For a list of the Company's intellectual property, see the Intellectual Property Section of this Form C-AR.

Business Plan

The Specialty Equipment Market Association ("SEMA") estimates the after-market truck accessory market to be $44.6 billion in sales, with over 50% of the spending on equipment and accessories for upgrading pickup trucks, SUVs and compact utility vehicles.

Power Trucks USA, is seeking to create a unique nationally franchised brand (Power Trucks USA) focused on serving truck and jeep owners, dealers and commercial fleets throughout the United States.

The proposed franchise project presents an attractive national opportunity for Whitecap and Power Trucks USA to expand their brand and to continue to provide support to this under-served market.

We believe significant growth can be achieved from the franchise process by further our after-market truck accessory experience, vendor relationships and service expertise. We plan to:
- Expand franchise territories in key states – multi franchise location opportunities
- Continue to leverage vendor and distributor relationships
- Achieve further margin growth through franchise growth and scale. With scale and growth, we expect additional vendor / distributor rebates
- Continue to capitalize on favorable unit economics – low franchise development costs and high-income potential for owner operators

The Company's Products and/or Services

Product / Service	Description	Current Market
After-market accessory sales for trucks	We sell over 100 brand name after-market accessories.	B2C - light and medium duty truck and jeep owners B2B - truck and jeep automobile dealers B2B - commercial fleet businesses
Franchising of Power Trucks USA (Through our Subsidiary, Power Trucks USA Franchising, LLC)	Franchising opportunities for our B2C business.	Auto Franchisees

Competition

This is a highly fragmented industry according to SEMA (specialty equipment market association). We have one small competitor in Warrenton, Virginia

The markets in which our products are sold are highly competitive. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

B2C - light and medium duty truck and jeep owners
B2B - truck and jeep automobile dealers
B2B - commercial fleet businesses
Franchising Opportunities – Auto Franchisees

Supply Chain

We receive our materials from dealers and manufacturers around the country both local and national. We have relationships with several dealers and manufacturers, none of which we are solely depended upon. Additionally, we have over-ordered certain supplies from our manufacturers to prevent any delays from manufacturers affected by COVID-19.

Intellectual Property

The following trademarks are owned by the Company's wholly-owned subsidiary, Power Trucks USA IP LLC.:

Application or Registration #	Title	Description	File Date	Published for Opposition	Country
90367122	Power Trucks USA	Service Mark	12/8/2020	N/A	USA
90383439		Service Mark	12/15/2020	6/29/2021	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors/Managers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jeffrey Shiring	Managing Member	White Cap Enterprises – Managing Member. 2015 - Present As Managing Member, Jeff is responsible for the vision and funding of the Company.	Master of Science, Management Theory, Lesley University, Cambridge, MA 1995 Bachelor of Science, Accounting, University of Dayton, Dayton, OH 1988 Certified Public Accountant, State of Virginia

Jeffrey Shiring

Jeff started his career in finance and, prior to Whitecap Enterprises, has 30 years management experience executing successful roll-up strategies in both waste management and equipment rentals for both public companies and private equity groups. His experience includes management roles at: Hertz Equipment Rentals where he was the corporate controller overseeing $500 million of revenue; CFO at Apple Valley Waste with revenue of $50 million; and VP at ESI overseeing $125 million in revenue.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jerimiah Fiel	CEO	White Cap Enterprises – CEO. 2015 - Present As CEO, Jerimiah is in charge of Power Trucks USA, LLC (Warrenton) operation.	N/A

Jerimiah Fiel

Jeremiah is a former owner of the one of the companies acquired by Power Trucks USA. Jeremiah is an entrepreneur who has owned and operated a number of companies, in various industries, including outdoor advertising, contracting, and truck accessories.

Jerimiah started by founding American Electrical Solution, a commercial electrical company in Northern Virginia. After three years of growing the business, Jeremiah sold in 2005 and opened a retail aftermarket truck accessory shop in Warrenton Virginia. He quickly became the authority in truck accessories and built a great reputation with the community and his customers including truck dealerships in the surrounding areas.

His entrepreneurial drive has pushed him into starting and running multiple business including Snow and Ice LLC, a fleet of snow plow trucks working for the state Open Air Marketing LLC, an outdoor mobile advertising business.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized Membership Units consist of 554,832 Class P Membership Units, and 2,169,333 Class A Membership Units (the "**Membership Units**").

Outstanding Membership Units

As of the date of this Form C-AR, the Company's outstanding Membership Units consists of:

Type	Class A Units
Amount Outstanding	2,169,333
Par Value Per Share	N/A
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize and issue additional Class A Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	87.19%

Type	Class P Units
Amount Outstanding	277,416
Par Value Per Share	N/A
Voting Rights	None
Anti-Dilution Rights	N/A
Other Rights	Class P Units constitute a separate "profits interest" within the meaning of IRS Revenue Procedure
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may issue additional Class P Units which may dilute distributions made to holders of the Security upon the conversion of such Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.15%

SAFE

As of the date of this Form C-AR, the Company has the following SAFE outstanding:

Type	Crowd SAFEs
Face Value	$83,158
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	Valuation Cap: $5,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may issue additional Class P Units which may dilute distributions made to holders of the Security upon the conversion of such Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.66%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan
Name of Lender	U.S. Government
Amount Outstanding	$2,000,000
Interest Rate and Amortization Schedule	3.75%

Description of Collateral	Loan is secured by the Company's tangible and intangible personal property.
Other Material Terms	This Loan may be forgiven.
Maturity Date	May 2050
Date Entered Into	May 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jeffrey Shiring	1,100,938 Class A Units 277,416 Class P Units	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2022)

Total Income	Ordinary Business Income	Total Tax
$832,296	($562,940)	$0

Operations

Whitecap Enterprises II, LLC is a truck accessories business, formed in Delaware as a limited liability company on April 7, 2015.

Liquidity and Capital Resources

On January 31, 2022, the Company closed an offering pursuant to Regulation CF and raised $83,158.00.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Membership Units	$1,759,869	1,795,125	Entity Formation	9/1/2018	Section 4(a)(2)
Class A Membership Units	$150,000	97,619	Entity Formation	1/1/2020	Section 4(a)(2)
Class A Membership Units	$50,000	32,540	Entity Formation	2/18/2020	Section 4(a)(2)
Class A Membership Units	$265,000	168,123	Entity Formation	3/5/2020	Section 4(a)(2)
Class A Membership Units	$50,000	32,540	Entity Formation	3/20/2020	Section 4(a)(2)
Class A Membership Units	$20,000	5,423	Entity Formation	3/30/2020	Section 4(a)(2)
Class A Membership Units	$50,000	32,540	Entity Formation	4/6/2020	Section 4(a)(2)
Class A Membership Units	$15,000	5,423	Entity Formation	5/14/2020	Section 4(a)(2)
Crowd SAFE	$83,158	$83,158 face value of SAFEs	General corporate	1/31/22	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
The Company entered into an informal loan agreement with the Company's Managing Member, Jeff Shiring for $34,500 which consists of the original loan amount of $29,000 plus $5,500 that was used as a down payment for a vehicle. The loan contains no terms and is expected to be settled in 2021.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE PAGE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jeffrey Shiring
_____
(Signature)

Jeffrey Shiring
_____
(Name)

Managing Member
_____
(Title)

I, Jeffrey Shiring, the Managing Member of Whitecap Enterprises II, LLC, certify that the financial statements of Whitecap Enterprises II, LLC included in this Form are true and complete in all material respects.

/s/ Jeffrey Shiring
_____
(Signature)

Jeffrey Shiring
_____
(Name)

Managing Member
_____
(Title)

April 24, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeffrey Shiring
_____
(Signature)

Jeffrey Shiring
_____
(Name)

Managing Member
_____
(Title)

April 24, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Management Report

Power Trucks USA
For the year ended December 31, 2023

Prepared by

Supporting Strategies Northern Virginia (Console)

Prepared on

March 7, 2024

Table of Contents

Profit and Loss

	Total
INCOME	
02-4100 Materials Sales - Warrenton	1,403,662.37
02-4110 Labor - Warrenton	557,265.11
Discounts given	-45,038.11
Total Income	**1,915,889.37**
COST OF GOODS SOLD	
02-5100 Supplies & Materials - COGS - Warrenton	947,119.24
02-5101 Cost of Labor - COGS - Warrenton	74,735.79
02-5102 Shipping, Freight & Delivery - COGS - Warrenton	11,245.30
Total Cost of Goods Sold	**1,033,100.33**
GROSS PROFIT	**882,789.04**
EXPENSES	
02-5150 Outside Labor	2,877.10
02-9000 Water Delivery	565.31
7000 Operating Expenses	
02-6100 Shop Supplies & Materials	11,289.85
02-6150 Shop Tool	3,125.43
02-6200 Insurance-Warrenton	4,569.49
02-6300 Tire & Metal Disposal	70.00
02-6510 Uniforms - Warrenton	5,836.23
02-6700 Water - Warrenton	2,797.36
02-6705 Trash - Warrenton	6,878.27
02-6710 Electric - Warrenton	6,222.79
02-8420 Repair & Maintenance - Warrenton	12,323.42
02-8441 Fuel - Warrenton	10,449.13
02-8457 Computer Expense - Warrenton	2,387.57
02-8565 Rent - Warrenton	68,291.03
02-8566 Rental Income	-500.00
02-8580 Telephone - Warrenton	2,645.39
02-8585 Internet - Warrenton	2,961.40
02-8590 Website Hosting - Warrenton	1,060.19
02-8630 Taxes - Warrenton	6,270.68
Total 7000 Operating Expenses	**146,678.23**
8000 SG&A	
00-6615 Licenses & Permits-Whitecap	620.00
00-8400 Bank Charges - Whitecap	5,317.80
00-8430 Meals & Entertainment-Whitecap	-25.66
00-8440 Travel-Whitecap	38.94
00-8441 Fuel - Whitecap	2,574.41
00-8442 Vehicle Maintenance	126.86

	Total
00-8455 Legal & Professional Services-Whitecap	435.00
00-8456 Office Supplies & Software-Whitecap	159.64
00-8457 Computer Expense-Whitecap	2,086.00
00-8460 Consulting-Whitecap	5,525.00
00-8470 Tolls - Whitecap	315.00
00-8550 Dues & Subscriptions - Whitecap	3,732.36
00-8630 Taxes & Licenses-Whitecap	5,138.68
01-8400 Bank Charges - Manassas	67,933.12
02-8310 Advertising & Marketing - Warrenton	7,747.54
02-8400 Bank Charges - Warrenton	5,675.89
02-8430 Meals & Entertainment - Warrenton	300.53
02-8455 Legal & Professional Fees - Warrenton	10,280.00
02-8456 Office Supplies - Warrenton	3,356.84
02-8458 Software - Warrenton	8,543.85
02-8460 Consulting - PT II	16,000.00
02-8510 02-8510 Merchant Processing Fees	29,036.19
02-8550 Dues & Subscriptions - PT	2,914.97
02-8560 Postage - Warrenton	142.10
02-8640 Charitable Contributions - Warrenton	2,600.00
Total 8000 SG&A	**180,575.06**
8530 Payroll Expenses	
00-8530 Payroll Expenses - Whitecap	
00-8536 Employer P/R Taxes	5,301.15
00-8538 Benefits	22,716.96
00-8539 Payroll Processing Fees	4,430.58
Total 00-8530 Payroll Expenses - Whitecap	**32,448.69**
02-8530 Payroll Expenses - Warrenton	
02-8531 Wages - Salaries	75,769.18
02-8532 Wages - Regular	234,084.16
02-8533 Wages - OT	47,704.18
02-8534 Wages - Bonuses	1,000.00
02-8536 Employer P/R Taxes	37,182.46
02-8538 Benefits	35,730.66
02-8539 Payroll Processing Fees	7,631.59
Total 02-8530 Payroll Expenses - Warrenton	**439,102.23**
Total 8530 Payroll Expenses	**471,550.92**
Office Supplies & Software	89.77
Total Expenses	**802,336.39**
NET OPERATING INCOME	**80,452.65**
OTHER EXPENSES	
00-1000 Jeff Expense	26,741.95
00-8700 Other Non-Operating Expense	159,204.02
00-8900 Interest Expense - Whitecap	19,243.62

	Total
01-8700 Other Non-Operating Expense - Manassas	12,500.00
01-8900 Interest Expense - Manassas	89,571.48
02-1000 FRAUD TRANSACTIONS	-1,496.61
02-8610 Amortization Expense - Goodwill	24,082.98
02-8700 Other Non-Operating Expense - Power Trucks	85,860.90
02-8900 Interest Expense - Power Trucks	1,538.49
02-9999 02-9999 Suspense	-310.00
Total Other Expenses	**416,936.83**
NET OTHER INCOME	**-416,936.83**
NET INCOME	**$ -336,484.18**

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
00-1105 Whitecap Enterprises II LLC (8453) - 5	590.00
00-1190 Payroll Funding	1.29
01-1105 PT USA I - Manassas (8179) - Summit	33,340.81
02-1105 PT USA II - Warrenton (8575) - Summit	-432.88
02-1110 Petty Cash-Warrenton	250.00
Total Bank Accounts	**33,749.22**
Accounts Receivable	
00-1200 Accounts Receivable (A/R)-Whitecap	78,403.18
02-1200 Accounts Receivable (A/R)-Warrenton	16,410.10
Total Accounts Receivable	**94,813.28**
Other Current Assets	
00-1120 Undeposited Funds-Whitecap	1,725,026.77
00-1400 Prepaid Insurance-Whitecap	0.03
00-1450 Prepaids Other - Whitecap	113.91
01-1120 Undeposited Funds-Manassas	-250,566.76
02-1120 Undeposited Funds-Warrenton	-1,870,583.93
02-1300 Inventory-Warrenton	145,733.55
02-1350 Inventory - Vehicles for Resale	80,299.50
02-1400 Prepaid Insurance-Warrenton	12,700.73
02-1450 Prepaids Other - Warrenton	102,345.44
Uncategorized Asset	206,319.09
Total Other Current Assets	**151,388.33**
Total Current Assets	**279,950.83**
Fixed Assets	
00-1520 Vehicles	155,585.58
00-1540 Computers - WCE	3,737.97
00-1550 Furniture & Fixtures	4,184.55
00-1580 A/D - Computers	-1,451.81
00-1585 A/D - Furniture	-435.92
00-1590 A/D - Trucks - WCE	-27,717.61
01-1500 Machinery & Equipment-Manassas	22,500.00
02-1500 Machinery & Equipment-Warrenton	322,251.84
02-1520 Vehicles - Power Trucks	41,161.08
02-1550 Furniture & Fixtures-Warrenton	4,532.00
02-1560 Leasehold Improvements-Warrenton	126,585.64
02-1580 Accumulated Depreciation - Warrenton	-329,535.68
Total Fixed Assets	**321,397.64**

	Total
Other Assets	
02-1700 Security Deposits-Warrenton	4,960.00
02-1900 Goodwill	963,319.46
02-1950 Accumulated Amortization - Goodwill	-329,635.74
03-1600 Investment in Extreme Rentals	34,000.00
Total Other Assets	**672,643.72**
TOTAL ASSETS	**$1,273,992.19**

LIABILITIES AND EQUITY

	Total
Liabilities	
Current Liabilities	
Accounts Payable	
00-2000 Accounts Payable (A/P)	130,874.71
Total Accounts Payable	**130,874.71**
Credit Cards	
00-2011 M&T CC 0016 Whitecap	-483.22
00-2012 M&T CC 3979 Whitecap Corp	-670.48
02-2012 M&T CC 8567 PT Corp	-14,323.20
02-2013 M&T CC 4437 PT Commercial	-36,162.86
02-2014 Summit CC PT II JF 4900	-21,143.66
02-2015 Summit CC PT II JS 4892	-2,439.77
02-2016 Summit CC PT II JF 5766	15,048.42
Total Credit Cards	**-60,174.77**
Other Current Liabilities	
00-2120 Accrued Payroll	0.03
00-2140 Insurance Payable - Whitecap	10,843.50
00-2150 Accrued PP Taxes - Whitecap	600.00
00-2160 Interest Payable - Whitecap	58,348.12
00-2170 Due to Shiring	-13,476.83
00-2190 Current Portion of LT Debt - WC	344,955.62
01-2160 Interest Payable - Manassas	-29,348.52
02-2050 Sales Tax Payable-Warrenton	-225,881.96
02-2100 Accrued Liabilities - Warrenton	28,933.00
02-2120 Accrued Payroll - Warrenton	4,623.27
02-2140 Insurance Payable - Warrenton	2,039.46
02-2150 Accrued PP Taxes - Warrenton	-6,825.33
02-2155 Accrued Taxes - Other	1,683.18
02-2160 Interest Payable - PT II	-7.69
02-2190 Current Portion of LT Debt - PT II	13,420.03
Virginia Department of Taxation Payable	231,884.99
Total Other Current Liabilities	**421,790.87**
Total Current Liabilities	**492,490.81**
Long-Term Liabilities	

	Total
00-2200 Notes Payable	
00-2201 Shiring	-1,359.96
00-2203 ASL	20,000.00
00-2204 M&T	8,848.45
00-2205 Dan Lane	60,000.00
00-2219 Current Portion Reclass Other - WC	-328,963.18
Total 00-2200 Notes Payable	**-241,474.69**
00-2220 Notes Payable - Trucks - Whitecap	
00-2222 GM Fin - Yukon $855.70	43,960.66
00-2225 Ally - 2019 Silverado 5344 $1,168.22	48,718.36
00-2390 Current Portion Reclass - WC	-15,992.44
Total 00-2220 Notes Payable - Trucks - Whitecap	**76,686.58**
00-2300 JDF 317G	-9,342.01
00-2500 Due To / (From) Power Rentals	-248,603.17
00-2550 Due To / (From) Power Trucks W	41,252.76
00-2560 Due To / (From) Power Trucks I	813,522.02
00-2600 Due To / (From) Extreme Rentals WCE	-65,837.64
00-2650 Due To / (From) Extreme Crane	38,350.00
00-2700 Due To / (From) Waste - WCE	-88,753.08
00-2750 Due To / (From) Construction	-127,099.58
00-2800 Due To / (From) Autism - WCE	-259,706.76
00-2850 Due To / (From) Franchising	-189,527.21
00-2900 Due To / (From) CMM	-122,742.68
00-2950 Due To / (From) Trident Refurbishing	-1,626.22
01-2216 EIDL Loan - PT I	2,000,000.00
01-2500 Due To / (From) PT II - Manassas	-327,298.80
01-2550 Due To / (From) WCE II - Manassas	-813,522.02
01-2560 Due To / (From) Power Rentals - Manassas	124,596.02
01-2800 Due To / (From) Autism - Manassas	-40,000.00
01-2850 Due To / (From) Franchising - Manassas	-1,045.40
01-2900 Due To / (From) CMM - Manassas	274,243.85
02-2201 JDF Tractor 3038	22,290.59
02-2220 Trucks - PT II	
02-2221 Ford - 2019 F-150 Jerry $850.31	29,514.51
02-2390 Current Portion Reclass Vehicles - PT II	-13,420.03
Total 02-2220 Trucks - PT II	**16,094.48**
02-2500 Due To / (From) PT I	327,298.80
02-2550 Due To / (From) WCE II	-6,249.18
02-2560 Due To / (From) Power Rentals PT	126,092.17
02-2600 Due To / (From) Extreme Rentals PT	-40,481.94
02-2750 Due To / (From) Construction PT	-81,779.20
02-2850 Due To / (From) Franchising - PT	-44,926.63
02-2900 Due To / (From) CMM - PT II	-2,925.35

	Total
02-2950 Due To / (From) Trident Refurbishing - PT	-454.98
03-2216 EIDL Loan - Rentals	149,900.00
03-2500 Due To / (From) WCE	151,322.31
03-2550 Due To / (From) Power Trucks II	-832.46
03-2560 Due To / (From) PTI - Power Rentals	-124,596.02
03-2600 Due To / (From) Extreme Rentals	-166,966.18
03-2700 Due To / (From) Waste	-2,491.50
03-2900 Due To / (From) CMM - Rentals	-10,000.00
Total Long-Term Liabilities	**1,143,366.88**
Total Liabilities	**1,635,857.69**
Equity	
00-3000 Partners' Contributions to Rentals	-250,000.00
00-3501 Bryan Kotin	150,000.00
00-3502 Dan Lane	40,000.00
00-3503 Dave Silverman	100,000.00
00-3504 Jeremiah Fiel	80,000.00
00-3505 Jeff Shiring	1,490,295.94
00-3506 Tom & Michelle Peck	-200,375.00
00-3507 Barry Peck	265,000.00
00-3508 Pam Levin	20,000.00
00-3509 Greg Shiring	50,000.00
00-3510 Josh Peck	50,000.00
00-3511 Scot Shiring	50,000.00
00-3512 Mike Levin	15,000.00
00-3513 Republic Raise 2/16/2022	76,034.43
00-3600 Partner Distributions	-308,017.16
00-3900 Retained Earnings - WCE II	-958,483.32
02-3900 Retained Earnings - Power Trucks	-720,846.68
03-3000 Partners' Contributions from WCE II	250,000.00
03-3500 Kevin Rodney	125,000.00
03-3900 Retained Earnings - Power Rentals	-349,473.81
Opening Balance Equity - WCE II	484.28
Net Income	-336,484.18
Total Equity	**-361,865.50**
TOTAL LIABILITIES AND EQUITY	**$1,273,992.19**

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-336,484.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
00-1200 Accounts Receivable (A/R)-Whitecap	-35,733.87
02-1200 Accounts Receivable (A/R)-Warrenton	46,636.94
00-1450 Prepaids Other - Whitecap	1,971.13
01-1120 Undeposited Funds-Manassas	250,566.76
02-1120 Undeposited Funds-Warrenton	1,867,219.32
02-1300 Inventory-Warrenton	34,209.14
02-1350 Inventory - Vehicles for Resale	38,000.00
02-1400 Prepaid Insurance-Warrenton	-7,005.13
02-1450 Prepaids Other - Warrenton	-2,483.66
Uncategorized Asset	-206,319.09
02-1950 Accumulated Amortization - Goodwill	24,082.98
00-2000 Accounts Payable (A/P)	118,506.34
02-2000 Accounts Payable (A/P) - Warrenton	-65,954.58
00-2011 M&T CC 0016 Whitecap	-483.22
00-2012 M&T CC 3979 Whitecap Corp	-1,847.48
02-2012 M&T CC 8567 PT Corp	-14,323.20
02-2013 M&T CC 4437 PT Commercial	-58,105.73
02-2014 Summit CC PT II JF 4900	-21,143.66
02-2015 Summit CC PT II JS 4892	-2,439.77
02-2016 Summit CC PT II JF 5766	15,048.42
00-2120 Accrued Payroll	-1,552.64
00-2140 Insurance Payable - Whitecap	10,843.50
00-2150 Accrued PP Taxes - Whitecap	600.00
00-2160 Interest Payable - Whitecap	-17.76
00-2170 Due to Shiring	-80.45
01-2160 Interest Payable - Manassas	-29,348.52

	Total
02-2050 Sales Tax Payable-Warrenton	-54,245.65
02-2120 Accrued Payroll - Warrenton	-5,904.20
02-2140 Insurance Payable - Warrenton	-5,007.47
02-2150 Accrued PP Taxes - Warrenton	-6,825.33
02-2155 Accrued Taxes - Other	1,683.17
Virginia Department of Taxation Payable	53,165.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,943,711.31**
Net cash provided by operating activities	**1,607,227.13**
FINANCING ACTIVITIES	
00-2202 Notes Payable:John Peck	-150,000.00
00-2204 Notes Payable:M&T	-142,818.19
00-2222 Notes Payable - Trucks - Whitecap:GM Fin - Yukon $855.70	-8,100.53
00-2225 Notes Payable - Trucks - Whitecap:Ally - 2019 Silverado 5344 $1,168.22	-10,629.19
00-2300 JDF 317G	-9,342.01
00-2550 Due To / (From) Power Trucks W	36,019.43
00-2850 Due To / (From) Franchising	-15,564.76
00-2900 Due To / (From) CMM	372,567.64
00-2950 Due To / (From) Trident Refurbishing	-84.00
01-2800 Due To / (From) Autism - Manassas	-40,000.00
01-2900 Due To / (From) CMM - Manassas	300,000.00
02-2201 JDF Tractor 3038	-5,299.62
02-2221 Trucks - PT II:Ford - 2019 F-150 Jerry $850.31	-3,113.53
02-2550 Due To / (From) WCE II	-36,959.43
02-2750 Due To / (From) Construction PT	-42,046.93
02-2850 Due To / (From) Franchising - PT	-15,929.64
02-2900 Due To / (From) CMM - PT II	-10,000.00
00-3506 Tom & Michelle Peck	-350,375.00
Opening Balance Equity - WCE II	484.28
Net cash provided by financing activities	**-131,191.48**
NET CASH INCREASE FOR PERIOD	**1,476,035.65**
Cash at beginning of period	282,740.34

	Total
CASH AT END OF PERIOD	$1,758,775.99

WCE II / Power Trucks USA
Balance Sheet
As of December 31, 2022

	Warrenton
ASSETS	
Current Assets	
Bank Accounts	
00-1100 M&T Checking (0700) - Whitecap	0.00
00-1190 Payroll Funding	
01-1100 Manassas M&T Checking (4332)	0.00
01-1110 Petty Cash-Manassas	0.00
02-1100 M&T Checking (4357) - Warrenton	75,056.14
02-1110 Petty Cash-Warrenton	250.00
03-1100 Power Rentals M&T Checking (3409)	0.00
Total Bank Accounts	**75,306.14**
Accounts Receivable	
00-1200 Accounts Receivable (A/R)-Whitecap	55,295.62
02-1200 Accounts Receivable (A/R)-Warrenton	63,047.04
03-1200 Accounts Receivable (A/R) - Power Rentals	0.00
Total Accounts Receivable	**118,342.66**
Other Current Assets	
00-1120 Undeposited Funds-Whitecap	4,213.65
00-1400 Prepaid Insurance-Whitecap	
00-1450 Prepaids Other - Whitecap	
01-1120 Undeposited Funds-Manassas	0.00
01-1300 Inventory-Manassas	0.00
02-1120 Undeposited Funds-Warrenton	(3,364.61)
02-1300 Inventory-Warrenton	179,942.69
02-1350 Inventory - Vehicles for Resale	118,299.50
02-1400 Prepaid Insurance-Warrenton	5,695.60
02-1450 Prepaids Other - Warrenton	99,861.78
03-1300 Inventory	
03-1400 Prepaid Insurance - Power Rentals	
Inventory Asset	
Total Other Current Assets	**404,648.61**
Total Current Assets	**598,297.41**
Fixed Assets	
00-1520 Vehicles	
00-1540 Computers - WCE	
00-1550 Furniture & Fixtures	
00-1580 A/D - Computers	
00-1585 A/D - Furniture	
00-1590 A/D - Trucks - WCE	
01-1500 Machinery & Equipment-Manassas	22,500.00
01-1560 Leasehold Improvements-Manassas	0.00
02-1500 Machinery & Equipment-Warrenton	322,251.84
02-1520 Vehicles - Power Trucks	41,161.08

02-1550 Furniture & Fixtures-Warrenton	4,532.00
02-1560 Leasehold Improvements-Warrenton	126,585.64
02-1580 Accumulated Depreciation - Warrenton	(329,535.68)
03-1500 Machinery & Equipment - Power Rentals	
03-1520 Vehicles - Power Rentals	
03-1580 A/D - Equipment - Power Rentals	
03-1590 A/D - Trucks - Power Rentals	
Total Fixed Assets	**187,494.88**
Other Assets	
01-1700 Security Deposits-Manassa	0.00
01-1800 Intercompany-Manassas	0.00
02-1700 Security Deposits-Warrenton	4,960.00
02-1800 Intercompany-Warrenton	0.00
02-1900 Goodwill	963,319.46
02-1950 Accumulated Amortization - Goodwill	(305,552.76)
'01-1600 Investment in Extreme Rentals	
Total Other Assets	**662,726.70**
TOTAL ASSETS	**1,448,518.99**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
00-2000 Accounts Payable (A/P)	0.00
02-2000 Accounts Payable (A/P) - Warrenton	65,954.58
03-2000 Accounts Payable (A/P) - Rentals	
Total Accounts Payable	**65,954.58**
Credit Cards	
00-2011 M&T CC 0016 Whitecap	0.00
00-2012 M&T CC 3979 Whitecap Corp	
02-2010 M&T CC 5887 Warrenton	0.00
02-2012 M&T CC 8567 PT Corp	0.00
02-2013 M&T CC 4437 PT Commercial	21,942.87
Total Credit Cards	**21,942.87**
Other Current Liabilities	
00-2100 Accrued Liabilities	
00-2120 Accrued Payroll	
00-2140 Insurance Payable - Whitecap	
00-2150 Accrued PP Taxes - Whitecap	
00-2160 Interest Payable - Whitecap	
00-2170 Due to Shiring	
00-2190 Current Portion of LT Debt - WC	
01-2050 Sales Tax Payable-Manassas	0.00
01-2190 Current Portion of LT Debt - PT I	0.00
02-2050 Sales Tax Payable-Warrenton	(171,636.31)
02-2100 Accrued Liabilities - Warrenton	28,933.00
02-2120 Accrued Payroll - Warrenton	10,527.47
02-2140 Insurance Payable - Warrenton	7,046.93
02-2150 Accrued PP Taxes - Warrenton	0.00

02-2155 Accrued Taxes - Other	0.01
02-2160 Interest Payable - PT II	(7.69)
02-2180 Customer Advances	0.00
02-2190 Current Portion of LT Debt - PT II	13,420.03
03-2050 Sales Tax Payable - Power Rentals	
03-2100 Accrued Liabilities - Power Rentals	
03-2120 Accrued Payroll - Power Rentals	
03-2140 Insurance Payable - Power Rentals	
03-2150 Accrued PP Taxes - Power Rentals	
03-2160 Interest Payable	
03-2190 Current Portion of LT Debt - Power Rentals	
Out Of Scope Agency Payable	0.00
Virginia Department of Taxation Payable	178,995.64
Total Other Current Liabilities	**67,279.08**
Total Current Liabilities	**155,176.53**
Long-Term Liabilities	
00-2200 Notes Payable	
00-2201 Shiring	
00-2202 John Peck	
00-2203 ASL	
00-2204 M&T	
00-2205 Dan Lane	
00-2215 SBA PPP COVID-19	
00-2216 SBA PPP COVID-19 1/27/21	
00-2219 Current Portion Reclass Other - WC	
Total 00-2200 Notes Payable	**0.00**
00-2220 Notes Payable - Trucks - Whitecap	
00-2221 Ally Auto - Chevy $613.26	0.00
00-2222 GM Fin - Yukon $855.70	
00-2224 M&T - 2021 Buick Jim $560.85	
00-2225 Ally - 2019 Silverado 5344 $1,168.22	
00-2390 Current Portion Reclass - WC	
Total 00-2220 Notes Payable - Trucks - Whitecap	**0.00**
00-2500 Due To / (From) Power Rentals	
00-2550 Due To / (From) Power Trucks W	
00-2560 Due To / (From) Power Trucks I	
00-2600 Due To / (From) Extreme Rentals WCE	
00-2650 Due To / (From) Extreme Crane	
00-2700 Due To / (From) Waste - WCE	
00-2750 Due To / (From) Construction	
00-2800 Due To / (From) Autism - WCE	
00-2850 Due To / (From) Franchising	
00-2900 Due To / (From) CMM	
00-2950 Due To / (From) Trident Refurbishing	
01-2216 EIDL Loan - PT I	
01-2300 Equipment - Aligner	0.00
01-2390 Current Portion Reclass - PT I	0.00
01-2500 Due To / (From) PT II - Manassas	

01-2550 Due To / (From) WCE II - Manassas	
01-2560 Due To / (From) Power Rentals - Manassas	
01-2850 Due To / (From) Franchising - Manassas	
01-2900 Due To / (From) CMM - Manassas	
02-2201 JDF Tractor 3038	27,590.21
02-2220 Trucks - PT II	
02-2221 Ford - 2019 F-150 Jerry $850.31	32,628.04
02-2223 Ally - 2022 GMC Curtis $1,310.37	0.00
02-2390 Current Portion Reclass Vehicles - PT II	(13,420.03)
Total 02-2220 Trucks - PT II	**19,208.01**
02-2500 Due To / (From) PT I	327,298.80
02-2550 Due To / (From) WCE II	1,342,242.00
02-2560 Due To / (From) Power Rentals PT	126,092.17
02-2600 Due To / (From) Extreme Rentals PT	0.00
02-2750 Due To / (From) Construction PT	0.00
02-2850 Due To / (From) Franchising - PT	(28,996.99)
02-2900 Due To / (From) CMM - PT II	7,074.65
02-2950 Due To / (From) Trident Refurbishing - PT	(454.98)
03-2204 M&T	
03-2216 EIDL Loan - Rentals	
03-2220 Notes Payable - Trucks - Power Rentals	
03-2222 Ally Auto - 2019 Ford Nick	
03-2223 M&T - 2019 Ford (Curtis)	0.00
03-2382 Partners 53762 Intl Rollback	
03-2391 Current Portion Reclass - PR Trucks	
Total 03-2220 Notes Payable - Trucks - Power Rentals	**0.00**
03-2300 Notes Payable - Equipment	
03-2224 M&T - 2017 Ford Stake Body	0.00
03-2225 Ford Credit - 2020 Ford F-450 Stake Body	
03-2301 Skyjack 1084-1	
03-2302 Skyjack 1084-2	
03-2390 Pioneer Ford F-250 - Crew Cab - 4462	
03-2399 Current Portion Reclass - Power Rentals	
Total 03-2300 Notes Payable - Equipment	**0.00**
03-2500 Due To / (From) WCE	
03-2550 Due To / (From) Power Trucks II	
03-2560 Due To / (From) PTI - Power Rentals	
03-2600 Due To / (From) Extreme Rentals	
03-2700 Due To / (From) Waste	
03-2900 Due To / (From) CMM - Rentals	
Total Long-Term Liabilities	**1,820,053.87**
Total Liabilities	**1,975,230.40**
Equity	
00-3000 Partners' Contributions to Rentals	
00-3500 Bill Tener	
00-3501 Bryan Kotin	
00-3502 Dan Lane	
00-3503 Dave Silverman	

00-3504 Jeremiah Fiel	
00-3505 Jeff Shiring	0.00
00-3506 Tom & Michelle Peck	
00-3507 Barry Peck	
00-3508 Pam Levin	
00-3509 Greg Shiring	
00-3510 Josh Peck	
00-3511 Scot Shiring	
00-3512 Mike Levin	
00-3513 Republic Raise 2/16/2022	
00-3600 Partner Distributions	0.00
00-3900 Retained Earnings - WCE II	213,524.49
02-3500 Kevin Rodney - Power Trucks	
02-3900 Retained Earnings - Power Trucks	(720,846.68)
03-3000 Partners' Contributions from WCE II	
03-3500 Kevin Rodney	
03-3900 Retained Earnings - Power Rentals	
Opening Balance Equity - WCE II	0.00
Net Income	(19,389.22)
Total Equity	**(526,711.41)**
TOTAL LIABILITIES AND EQUITY	**1,448,518.99**
	-

WCE II / Power Trucks USA
Profit and Loss by Location
January - December 2022

	Warrenton
Income	
02-4100 Materials Sales - Warrenton	1,718,218.18
02-4110 Labor - Warrenton	561,614.36
02-4200 E-Commerce Sales	32,756.83
Discounts given	(3,429.18)
Total Income	**$ 2,309,160.19**
Cost of Goods Sold	
02-5100 Supplies & Materials - COGS - Warrenton	1,383,174.45
02-5102 Shipping, Freight & Delivery - COGS - Warrenton	22,479.87
02-5200 COGS - Materials - E-Commerce	28,482.63
Total Cost of Goods Sold	**$ 1,434,136.95**
Gross Profit	**$ 875,023.24**
Expenses	
7000 Operating Expenses	
02-6100 Shop Supplies & Materials	49,859.71
02-6200 Insurance-Warrenton	11,673.05
02-6510 Uniforms - Warrenton	2,821.40
02-6615 Licenses & Permits-Warrenton	2,178.94
02-6700 Water - Warrenton	226.04
02-6705 Trash - Warrenton	5,258.81
02-6710 Electric - Warrenton	7,545.01
02-8420 Repair & Maintenance - Warrenton	34,993.00
02-8440 Travel - Warrenton	5,086.90
02-8441 Fuel - Warrenton	748.04
02-8457 Computer Expense - Warrenton	6,397.51
02-8565 Rent - Warrenton	66,298.08
02-8566 Rental Income	-2,800.00
02-8580 Telephone - Warrenton	785.26
02-8585 Internet - Warrenton	2,301.40
02-8630 Taxes - Warrenton	15,575.96
03-8630 Taxes & Licenses - Power Rentals	
Total 7000 Operating Expenses	**$ 208,949.11**
8000 SG&A	
00-6200 Insurance - Whitecap	
00-8310 Advertising & Marketing-Whitecap	
00-8400 Bank Charges - Whitecap	
00-8420 Repair & Maintenance - Whitecap	
00-8430 Meals & Entertainment-Whitecap	
00-8440 Travel-Whitecap	
00-8441 Fuel - Whitecap	
00-8455 Legal & Professional Services-Whitecap	
00-8456 Office Supplies & Software-Whitecap	
00-8457 Computer Expense-Whitecap	

00-8460 Consulting-Whitecap		
00-8550 Dues & Subscriptions - Whitecap		
00-8560 Postage-Whitecap		
00-8565 Rent & Lease-Whitecap		
00-8580 Telephone-Whitecap		
00-8630 Taxes & Licenses-Whitecap		
00-8640 Charitable Contributions		
01-8400 Bank Charges - Manassas		
02-8310 Advertising/Promotional - Warrenton		18,206.37
02-8400 Bank Charges - Warrenton		40,479.96
02-8430 Meals & Entertainment - Warrenton		4,361.00
02-8455 Legal & Professional Fees - Warrenton		488.64
02-8456 Office Supplies - Warrenton		8,605.68
02-8460 Consulting - PT II		3,000.00
02-8550 Dues & Subscriptions - PT		599.00
02-8560 Postage - Warrenton		38.55
02-8640 Charitable Contributions - Warrenton		2,005.28
03-8400 Bank Charges - Power Rentals		
03-8455 Legal & Professional Fees - Rentals		
Total 8000 SG&A	$	77,784.48
8530 Payroll Expenses		
00-8530 Payroll Expenses - Whitecap		
00-8538 Benefits		
00-8539 Payroll Processing Fees		
Total 00-8530 Payroll Expenses - Whitecap	$	0.00
02-8530 Payroll Expenses - Warrenton		
02-8531 Wages - Salaries		136,855.78
02-8532 Wages - Regular		169,523.10
02-8533 Wages - OT		30,290.48
02-8534 Wages - Bonuses		11,500.00
02-8536 Employer P/R Taxes		27,943.71
02-8538 Benefits		5,435.66
Total 02-8530 Payroll Expenses - Warrenton	$	381,548.73
Total 8530 Payroll Expenses	$	381,548.73
Total Expenses	$	668,282.32
EBITDA	$	206,740.92
Other Expenses		
00-8600 Depreciation Expense - WC		
00-8650 Gain/Loss on Fixed Assets - WCE		
00-8700 Other Non-Operating Expense		
00-8750 Management Fee - WCE		
00-8800 Acquisition-Related Expense		
00-8900 Interest Expense - Whitecap		
01-8650 Gain/Loss on Fixed Assets - Manassas		
01-8900 Interest Expense - Manassas		
02-8600 Depreciation Expense - Warrenton		110,702.27
02-8610 Amortization Expense - Goodwill		-
02-8650 Gain/Loss on Fixed Assets - Power Trucks		(1,461.37)

02-8700 Other Non-Operating Expense - Power Trucks		109,169.77
02-8900 Interest Expense - Power Trucks		7,719.47
03-8700 Other Non-Operating Expense - Rentals		
Total Other Expenses	$	**226,130.14**
Net Other Income	$	**(226,130.14)**
Net Income	$	**(19,389.22)**